NO ACT

DC
PE
12-21-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
[redacted]

08040713

Received SEC
FEB 25 2008
Washington, DC 20549

February 25, 2008

Margaret M. Foran
Senior Vice President-Corporate Governance,
Associate General Counsel & Corporate Secretary
Legal Division
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/25/2008

Re: Pfizer Inc.
Incoming letter dated December 21, 2007

Dear Ms. Foran:

This is in response to your letter dated December 21, 2007 concerning the shareholder proposal submitted to Pfizer by Frank Randall. We also have received a letter on the proponent's behalf dated January 10, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
MAR 06 2008
THOMSON
FINANCIAL

Enclosures

cc: Susan L. Hall
Counsel
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755
Tel 212 733 4802 Fax 212 573 1853

RECEIVED
2007 DEC 26 PM 7:11
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Margaret M. Foran
Senior Vice President-Corporate Governance,
Associate General Counsel & Corporate Secretary

December 21, 2007

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposal of Frank Randall*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Pfizer Inc. ("Pfizer") intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from Frank Randall (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Pfizer intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Pfizer pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that "the Board report to shareholders annually on the measures it is taking to resolve, correct, and prevent further U. S. Department of Agriculture ("USDA") citations for violations of the Animal Welfare Act." A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal deals with matters related to Pfizer's ordinary business operations; and

- Rule 14a-8(i)(12)(iii) because the Proposal deals with substantially the same subject matter as three previously submitted shareholder proposals that were included in Pfizer's 2004, 2006 and 2007 proxy materials, and the most recently submitted of those proposals did not receive the support necessary for resubmission.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because It Deals with a Matter Relating to Pfizer's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to exclude from its proxy statement a shareholder proposal which relates to a matter of "ordinary business operations." The policy underlying Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to the management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" of the ordinary business exclusion. The first was that certain tasks are "so fundamental to management's ability to run a company on a day to day basis" that they could not be subject to direct shareholder oversight. The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Proposal seeks a report from Pfizer, and the Staff has stated the a proposal requiring the dissemination of a report is excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091, Section E.5. (Aug. 16, 1983). The Staff "will consider whether the subject matter of the special report . . .

involves a matter of ordinary business; where [the report] does, the proposal will be excludable under" the ordinary business exception. *Id.* Thus, as discussed below, the Proposal is excludable under Rule 14a-8(i)(7), even though it requests a report, because the subject matter of the report involves Pfizer's ordinary business operations.

A. The Proposal Involves Ordinary Business Matters Because It Relates to Pfizer's Legal Compliance Program.

The Proposal requests that Pfizer's Board of Directors (the "Board") prepare an annual report outlining the measures it is taking to resolve, correct and prevent citations by the USDA for violations of the Animal Welfare Act. Pfizer is one of the largest pharmaceutical companies in the world with operations across the globe and operates in a highly regulated and complex industry. As such, Pfizer is subject to, and must comply with, numerous federal, state and municipal laws and regulations. Pfizer's management is responsible for directing its day-to-day operations, and this responsibility includes overseeing the development and implementation of appropriate policies to enable Pfizer to conduct its research in compliance with all applicable laws, including those related to animal welfare. Indeed, for a leading pharmaceutical research company, managing a company's research program so that it remains in compliance with applicable law is one of the most fundamental tasks the company's management undertakes. Pfizer's management, not its shareholders, is in the best position to understand the requirements such laws impose and to administer Pfizer's compliance program. The Proposal seeks to infringe upon management's core function of overseeing Pfizer's business practices with respect to its management and oversight of its legal compliance program, and such action is clearly an effort to "micro-manage" Pfizer.

The Staff consistently has concurred that shareholder proposals requesting that the board of directors undertake actions to ensure compliance with applicable laws or regulations are excludable as relating to ordinary business matters. In *Ford Motor Co.* (avail. Mar. 19, 2007), the company requested that the Staff concur that a shareholder proposal that required the board of directors to appoint an independent commission to investigate security law violations was excludable under Rule 14a-8(i)(7). The Staff concurred that the proposal was excludable as relating to the "general conduct of a legal compliance program." In *AES Corp.* (avail. Jan. 9, 2007), the Staff concurred that a shareholder proposal requesting the board of directors create a committee to monitor the company's compliance with applicable laws, rules and regulations of federal, state and local governments was excludable under Rule 14a-8(i)(7) as part of the company's legal compliance program. Likewise, in *Monsanto Co.* (avail. Nov. 3, 2005), the Staff concurred that a shareholder proposal requesting the company to establish a committee to insure compliance with "applicable laws, rules and regulations of federal, state, provincial and local governments, including the Foreign Corrupt Practices Act" was excludable under Rule 14a-8(i)(7). In concurring with the exclusion, the Staff said the proposal related to the "general conduct of [the company's] legal compliance program." Finally, in *Halliburton Co.* (avail. Mar. 10, 2006) the Staff concurred that a shareholder proposal requesting that the board prepare a report on the policies adopted to reduce or eliminate the reoccurrence of violations from government investigations of bribery and billing practices was excludable under Rule 14a-8(i)(7) as part of the company's legal compliance program. *See also Xcel Energy Inc.* (avail. Mar. 17, 2003) (proposal requesting investigations of the company's "mistakes" was excludable as addressing the general conduct of a legal compliance program); *Associates First Capital Corp.* (avail. Feb. 23, 1999) ("*Associates First Capital*") (proposal requesting that the board form a committee to develop and enforce a policy of preventing predatory lending practices that may violate federal or state law was excludable under Rule 14a-8(i)(7)); *Allstate Corp.* (avail. Feb. 16, 1999) (proposal requesting the organization of a special committee to investigate whether there was illegal activity conducted by the company was excludable under Rule 14a-8(i)(7)); *Crown Central Petroleum Corp.* (avail Feb. 19, 1997) (proposal requesting that the board investigate whether the company was in compliance with "applicable laws regarding the sale of cigarettes to minors" was excludable under Rule 14a-8(i)(7)); *Duke Power Co.* (avail Mar. 7, 1988) ("*Duke Power*") (proposal requiring an annual report detailing the company's environmental protection and pollution control activities was excludable under Rule 14a-8(i)(7) because compliance with government environmental regulations is part of the company's ordinary business operations).

The Proposal requests a report on measures the Board is taking to "resolve, correct, and prevent further" USDA citations for violations of the Animal Welfare Act. Thus, the Proposal (as with the proposals at issue in the precedent described above), concerns the management of Pfizer's legal compliance program. For these reasons, the Proposal is excludable pursuant to Rule 14a-8(i)(7).

B. The Proposal Is Distinguishable from Other Proposals that Requested Information about a Company's Adherence to Third Party Standards or Its Own Corporate Policies.

The Staff has declined to concur with the exclusion of shareholder proposals where the proposal requested the company report to shareholders about its compliance with its own corporate policies or with standards set forth by third parties. For example, in *American Eagle Outfitters* (avail. Mar. 20, 2001), the Staff was unable to concur that a proposal requesting company implement a set of human rights standards developed by the International Labor Organization and a program to monitor compliance with these standards was excludable under Rule 14a-8(i)(7). The proposal did not seek compliance with governmental laws or regulations but instead requested the company adopt and implement a set of human rights standards developed by a third party. Likewise, in *3M Co.* (avail. Mar. 7, 2006), the Staff refused to concur that a company could exclude a proposal requesting that the board of directors implement certain human and labor rights principles that were outlined in the proposal. The company argued the proposal was excludable under Rule 14a-8(i)(7) because it related to the company's legal compliance program; however, the proposal did not request information about whether the company was complying with applicable human rights law but instead requested implementation of a specific human rights policy promulgated by a third party.

The Staff also did not concur with exclusion when a shareholder proposal addressed the company's compliance with its own corporate policies. Unlike *Associates First Capital*, where the proposal requested a report on the company's compliance with laws prohibiting predatory lending practices, in *Conseco, Inc.* (avail. Apr. 5, 2001), a proposal requesting that the company establish a committee to develop and enforce corporate policies to ensure the company did not engage in predatory lending practices was not excludable under Rule 14a-8(i)(7). The company argued the proposal was excludable because it related to general conduct of compliance and monitoring program; however the proposal did not seek to monitor the company's compliance with laws prohibiting predatory practices but requested that the company develop a set of policies to ensure no employee engaged in predatory practices. In *Yahoo! Inc.* (avail. Apr. 16, 2007), a proposal requesting that the company establish a committee to review company policies, "above and beyond matters of legal compliance," related to human rights initiatives was not excludable under Rule 14a-8(i)(7). Yahoo! argued the proposal was excludable because it related to the company's legal compliance program but the proposal sought a review of the company's own human rights policies.

The Proposal submitted by the Proponent does not request Pfizer to develop or implement certain corporate policies relating to animal welfare nor does it seek to have Pfizer comport to any third party standards. Instead, the Proposal's single directive is for Pfizer's Board to report annually on the Pfizer's compliance with federal law. The Proposal falls squarely within the purview of Pfizer's legal compliance program. Thus, the Proposal is excludable under Rule 14a-8(i)(7) as relating to Pfizer's ordinary business operations.

C. Regardless of Whether the Proposal Touches upon Significant Social Policy Issues, the Entire Proposal Is Excludable Because It Addresses Ordinary Business Matters.

The precedent set forth above supports our conclusion that the Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-8(i)(7). We recognize that the Staff has concluded that certain operations-related proposals may focus on sufficiently significant social policy issues so as to preclude exclusion in certain circumstances. However, the Staff has not simply excepted a proposal from the ordinary business exclusion just because it related to a public policy issue. Rather, when the "thrust and focus of the proposal is on ordinary business matters," the Staff has upheld exclusion even when the proposal touched upon significant social policies. *General Motors Corp.* (avail. Apr. 4, 2007). *See Mead Corp.* (avail. Jan 31, 2001) (permitting exclusion of a proposal regarding information related to environmental risks); *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) ("*Wal-Mart*") (permitting exclusion of a proposal that requested the company not purchase products from suppliers using forced labor, convict labor or child labor); *Duke Energy Carolinas, LLC* (avail. Mar. 7, 1988) (permitting exclusion of a proposal requesting information about the company's compliance with environmental protection and pollution control laws).

Further, the Staff also has consistently concurred that a proposal may be excluded in its entirety when it addresses both ordinary and non-ordinary business matters. *See Peregrine Pharmaceuticals Inc.* (avail. July 31, 2007) (permitting exclusion under Rule 14a-8(i)(7) of a proposal recommending that the board appoint a committee to evaluate the strategic direction of the company and the performance of the management team, noting "the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions."); *General Motors Corp.* (avail. Apr. 4, 2007) (concurring in the exclusion of a proposal requesting that the board institute an executive compensation program that tracks progress in improving the fuel economy of GM vehicles, noting "while the proposal mentions executive compensation, the thrust and focus of the proposal is on ordinary business matters"); *see also Wal-Mart.*

In the instant case, although the Proposal touches on social policy issues, its main concern relates to ordinary business matters, namely Pfizer's compliance with federal law, specifically the Animal Welfare Act, and thus the entire Proposal may be excluded pursuant to Rule 14a-8(i)(7).

II. The Proposal May Be Excluded under Rule 14a-8(i)(12)(iii) Because It Deals with Substantially the Same Subject Matter as Three Previously Submitted Proposals, and the Most Recently Submitted of Those Proposals Did Not Receive the Support Necessary for Resubmission.

Rule 14a-8(i)(12)(iii) permits the exclusion of a shareholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years," and the proposal received "less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years."

A. Precedent Regarding Exclusion under Rule 14a-8(i)(12).

The Commission has indicated that the reference in Rule 14a-8(i)(12) that the proposals must deal with "substantially the same subject matter" does not mean that the previous proposals and the current proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended this rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." The Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will

> continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

Exchange Act Release No. 20091 (Aug. 16, 1983).

Moreover, consistent with the language of the rule, the Staff has confirmed numerous times that Rule 14a-8(i)(12) does not require that the proposals, or their subject matters, be identical in order for a company to exclude the later-submitted proposal. When considering whether proposals deal with substantially the same subject matter, the Staff has focused on the "substantive concerns" raised by the proposals, rather than the specific language or corporate action proposed to be taken. Thus, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the proposals recommended that the company take different actions. *See Medtronic Inc.* (avail. June 2, 2005) and *Bank of America Corp.* (avail. Feb. 25, 2005) (both proposals requesting that the companies list all of their political and charitable contributions on their websites were excludable as each dealt with substantially the same subject matter as prior proposals requesting that the companies cease making charitable contributions); *Dow Jones & Co., Inc.* (avail. Dec. 17, 2004) (proposal requesting that the company publish in its proxy materials information relating to its process for donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *Saks Inc.* (avail. Mar. 1, 2004) (proposal requesting that the board of directors implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism); *Bristol-Myers Squibb Co.* (avail. Feb. 11, 2004) (proposal requesting that the board review pricing and marketing policies and prepare a report on how the company will respond to pressure to increase access to prescription drugs was excludable because it dealt with substantially the same subject matter as prior proposals requesting the creation and implementation of a policy of price restraint on pharmaceutical products); *Eastman Chemical Co.* (avail. Feb. 28, 1997) (proposal requesting a report on legal issues related to the supply of raw materials to tobacco companies related to substantially the same subject matter as a proposal that requested that the company divest its filter tow products line, a line that produced materials used to manufacture cigarette filters); *Bristol-Myers Squibb Co.* (avail. Feb. 6, 1996) (proposal requesting the formation of a committee to develop an educational plan to inform women of the potential abortifacient action of the company's products was excludable because it dealt with "substantially the same subject matter (*i.e.* abortion-related matters)" as did prior proposals that requested the company refrain from giving charitable contributions to organizations that perform abortions).

Similarly, the Staff has permitted the exclusion under Rule 14a-8(i)(12) of shareholder proposals that were concerned with the health and welfare of animals used in research testing even though the proposals requested a wide variety of corporate actions in this regard. For example, in *Merck & Co., Inc.* (avail. Dec. 15, 2006) ("*Merck*") and in *Abbott Laboratories* (avail. Feb. 28, 2006) ("*Abbott*"), the Staff concurred that a proposal was excludable under Rule 14a-8(i)(12) because the proposal addressed substantially the same subject matter as a prior proposal, even though the actions requested by the two proposals were quite different. The proposals in *Merck* and *Abbott* requested that the board of directors prepare a feasibility study on amending the company's animal research policy to extend to all contract labs and to address the animals' social and behavioral needs. The prior proposals in *Merck* and *Abbott* had requested the company commit to using non-animal methods for certain tests and petition governmental agencies to accept alternative test methods. In both *Merck* and *Abbott*, the Staff found the later-submitted proposals were excludable because, despite the different actions the proposals requested, the substantive concerns related to the health and welfare of animals used in research testing.

In *Barr Pharmaceuticals, Inc.* (avail. Sept. 25, 2006) ("*Barr*"), the Staff concurred that a proposal to adopt an animal welfare policy that reduced the number of animals used in research and implemented acceptable standards of care was excludable under Rule 14a-8(i)(12) because it dealt with substantially the same subject matter as a prior proposal that requested the company commit to using non-animal methods for certain tests and petition governmental agencies to accept alternative test methods. As in *Merck* and *Abbott*, the Staff found the proposal under consideration was excludable, despite the fact that the actions each proposal requested were different, because the substantive concern was the health and welfare of the animals used in research testing.

In *Gillette Co.* (avail. Feb. 25, 1993) ("*Gillette*"), the Staff concurred that a shareholder proposal was excludable under the predecessor to Rule 14a-8(i)(12)(iii), because it dealt with substantially the same subject matter as three previously submitted proposals.

- The proposal that *Gillette* was seeking to exclude requested that the company form a committee to review its use of live animals in safety testing and report to shareholders on which product lines had been tested on animals and whether the tests accurately predict product safety.

- One prior proposal requested that the company disclose which products were tested on animals and implement a phase-out policy on animal testing.

- Another prior proposal requested that the company stop all animal testing, send the remaining animals to retirement farms, dismiss any employee who violated the rules and refrain from hiring any outside contractor to conduct the eliminated tests.

- A third prior proposal requested that the board establish a review committee to scrutinize the company's use of animals in safety testing.

Once again, the actions requested by the proposals were disparate but the Staff concurred that all of the proposals dealt with the same substantive concern – health and welfare of animals used in research testing – and allowed the company to exclude the later-submitted proposal.

B. The Proposal Deals with Substantially the Same Subject Matter as Three Previously Submitted Proposals.

Pfizer has received various shareholder proposals relating to its policies and procedures regarding the health and welfare of animals used in research testing over the past several years. Last year, Pfizer included a shareholder proposal in its 2007 proxy materials, filed on March 15, 2007 (the "2007 Proposal," attached as Exhibit B). The 2007 Proposal requested that the Board of Directors of Pfizer (the "Board"):

> issue a report to shareholders on the feasibility of amending the Company's *Guidelines and Policy on Laboratory Animal Care* [the "Animal Care Policy"] to ensure that: i) it extends to all contract laboratories and is reviewed with such outside laboratories on regular basis, and ii) it addresses animals' social and behavioral needs. Further, the shareholders request that the report include information on the extent to which in-house and contract laboratories are adhering to the Policy, including the implementation of enrichment measures.

Pfizer included a shareholder proposal in its 2006 proxy materials, filed on March 16, 2006 (the "2006 Proposal," attached as Exhibit C), that is substantially the same as the 2007 Proposal and requested that Pfizer issue a report:

> on the feasibility of amending the Company's *Laboratory Animal Care and Use* policy to ensure (a) that it extends to all contract laboratories and that it is reviewed with such outside laboratories on a regular basis and (b) superior standards of care for animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories, including provisions that ensure that animals' psychological, social and behavioral needs are met. Further, the shareholders request that the Board issue an annual report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of the psychological enrichment measures.

Finally, Pfizer included a shareholder proposal in its 2004 proxy materials, filed on March 12, 2004 (the "2004 Proposal," attached as Exhibit D), that requested that the Board:

> 1. Issue a policy statement publicly committing to use *in vitro* tests for assessing skin corrosion, skin absorption, skin irritation, phototoxicity and pyrogenicity endpoints, and generally committing to the elimination of product testing on animals in favor of validated *in vitro* alternatives; and 2. Formally request that the relevant regulatory agencies accept validated *in vitro* tests as replacements to animal tests.

As noted above, under Rule 14a-8(i)(12) a company may exclude a shareholder proposal from its proxy materials if such proposal "deals with substantially the same subject matter" as other proposals that the company "previously included in [its] proxy materials within the preceding 5 calendar years." The substantive concern expressed in the Proposal and in the 2007 Proposal, the 2006 Proposal and the 2004 Proposal (collectively, the "Previous Proposals") is the welfare of animals used in research. While the specific language and specific actions proposed in the Proposal and the Previous Proposals in some instances may differ, the fact that they deal with substantially the same subject matter is demonstrated by a comparison of the Proposal and the Previous Proposals with previous instances where the Staff has concurred that a variety of shareholder proposals relating to animal health and welfare involve the same substantive concerns.

- In the instant case, the 2007 Proposal and the 2006 Proposal are virtually identical. Both proposals use substantially the same language for the resolution, and both contain the same supporting statements. Therefore, for purposes of demonstrating that the various proposals relate to the same substantive concern, we will first analyze how the Proposal deals with substantially the same subject matter as the 2007 Proposal and the 2006 Proposal.

- In this regard, the Proposal, on the one hand, and the 2007 Proposal and the 2006 Proposal, on the other hand, are even more closely related than the proposals for which the Staff permitted exclusion in the precedents discussed above. In *Gillette*, the Staff concurred that a proposal that requested that the company send all of the research animals to retirement farms and fire any employees who violate this rule dealt with substantially the same subject matter as a proposal that requested that the company review its use of live animals in research and report to shareholders on whether the live animal tests accurately predict product safety. The actions requested in *Gillette* were significantly more diverse than the actions requested in the proposals submitted to Pfizer. Likewise, in *Barr*, the Staff found that a proposal requesting the company adopt an animal welfare policy shared the same concern as a proposal that requested the company petition the government to accept certain non-animal test methods. Finally, the Proposal, the 2007 Proposal and the 2006 Proposal are more similar to each other than the proposals submitted in either *Merck* or *Abbott*. In those letters, the Staff agreed that a proposal requesting a feasibility study on amending the company's animal research policies addressed the same concern as a proposal requesting that the company commit to using non-animal tests. Thus, the Proposal deals with substantially the same subject matter as the 2007 Proposal and the 2006 Proposal.

- Now that we have analyzed the Proposal, the 2007 Proposal and the 2006 Proposal, we turn to an analysis of the 2004 Proposal. In determining whether the 2004 Proposal addresses the same substantive concern as the Proposal, the 2007 Proposal and the 2006 Proposal, a review of the *Merck* and *Abbott* letters is instructive, as the 2007 Proposal and the 2006 Proposal, on the one hand, and the 2004 Proposal, on the other hand, are substantially the same as the two proposals analyzed in each of the *Merck* and *Abbott* letters. The 2006 Proposal contains the exact same resolution as in one of the proposals in *Abbott*, and that resolution varies only by a few phrases from the resolution in one of the *Merck* proposals, which contains the same resolution as is in the 2007 Proposal. The 2004 Proposal is substantially the same as the other proposal analyzed in both of the *Merck* and *Abbott* letters. The 2004 Proposal requests that Pfizer commit to using *in vitro* testing (a type of non-animal testing method) to assess five different types of skin reactions. Likewise, the proposals in *Merck* and *Abbott* requested that the company commit to using non-animal testing methods to assess the exact same five types of skin reactions. Further, the 2004 Proposal and the relevant *Merck* and *Abbott* proposals all request that the company petition "relevant regulatory agencies" to accept certain non-animal testing methods. Thus, the 2004 Proposal and the relevant *Merck* and *Abbott* proposals are substantially the same. Since the Staff has already concurred that the proposals in both the *Merck* and *Abbott* letters addressed the same substantive concern, we believe that the 2004 Proposal addresses the same substantive concern as the 2007 Proposal and the 2006 Proposal. In turn, the 2007 Proposal and the 2006 Proposal deal with substantially the same subject matter as the Proposal, and, thus, we believe that the Proposal deals with the same substantive concern as all of the previously submitted proposals.

As the above analysis indicates, the subject matter of the Proposal and the Previous Proposals – the health and welfare of animals used in research testing – deals with substantially the same subject matter for purposes of Rule 14a-(8)(i)(12).

C. *The Proposals Included in Pfizer's 2007 Proxy Materials Did Not Receive the Shareholder Support Necessary to Permit Resubmission.*

In addition to requiring that the proposals address the same substantive concern, Rule 14a-8(i)(12) sets thresholds with respect to the percentage of shareholder votes cast in favor of the last proposal submitted and included in Pfizer's proxy materials. In this case, two proposals relating to animal welfare were included in Pfizer's 2007 proxy materials, the 2007 Proposal and a second proposal.[1] Staff Legal Bulletin No. 14 (avail. July 13, 2001) ("SLB 14") explains that only votes for and against a proposal are included in the calculation of the shareholder vote; abstentions and broker non-votes are not included. According to Pfizer's Quarterly Report on Form 10-Q filed on May 4, 2007, there were 307,549,848 votes cast in favor of and 3,910,545,608 votes cast against the 2007 Proposal. *See* Exhibit F. Tallying the votes in accordance with the guidelines established by SLB 14, only 7.29% of the votes were cast in favor of the 2007 Proposal. Thus, the last time that Pfizer's shareholders considered a substantially similar proposal, it received less than 10% of the votes cast. Rule 14a-8(i)(12)(iii) provides that a company may exclude a proposal that deals with substantially the same subject matter as previously submitted proposals if the proposal received "less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years." Thus, the Proposal is excludable under Rule 14a-8(i)(12)(iii).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Pfizer excludes the Proposal from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, Pfizer agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to Pfizer only.

---

[1] The second animal welfare proposal submitted in 2007 requested that Pfizer provide its "rationale for increasingly exporting the Company's animal experimentation" to countries with substandard animal welfare regulations (the "Second 2007 Proposal," attached as Exhibit E). We believe that the Second 2007 Proposal addresses the same substantive concern as the Proposal, the 2007 Proposal, the 2006 Proposal and the 2004 Proposal. We note that there were 357,791,090 votes cast in favor of, and 3,849,371,227 votes cast against, the Second 2007 Proposal. *See* Exhibit F. As a result, 8.50% of the votes were cast in favor of the Second 2007 Proposal. Thus, regardless of which vote is considered the "last" vote, both of the 2007 Proposals received less than 10% of the votes cast.

If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-4802.

Sincerely,

Margaret M. Foran /EAI

Margaret M. Foran

Enclosures

cc: Susan L. Hall, People for the Ethical Treatment of Animals
Frank Randall

100354125_9.DOC

EXHIBIT A

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
Info@peta.org

NOV 14 2007

November 9, 2007

Margaret M. Foran
Secretary, Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Re: Shareholder Proposal Regarding Animal Welfare Act Violations

Dear Ms. Foran:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy materials for the 2008 annual meeting. Also enclosed is a letter from the proponent of the resolution designating the undersigned as his authorized representative, along with a broker's letter certifying to ownership of stock.

If you need any further information, please do not hesitate to contact me. If the Company will attempt to exclude any portion of the proposal under Rule 14a-8, please let me know within 14 days of your receipt of the resolution. I can be reached at 10 Holden Street, North Adams, MA 01247, by telephone at (413) 662-4022, or by e-mail at SusanH@peta.org.

Very truly yours,

Susan L. Hall

Susan L. Hall
Regulatory Testing Division Counsel

Enclosures
SLH/pc

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

Frank and Joann Randall
511 Via Lido Sound
Newport Beach, CA 92663

November 9, 2007

Margaret M. Foran
Secretary, Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Re: Shareholder Proposal Regarding Violations of the Animal Welfare Act

Dear Ms. Foran:

I hold 1,500,000 shares of Pfizer stock and am the proponent of a shareholder proposal relating to the Company's violations of the Animal Welfare Act. The proposal is attached for inclusion in the proxy statement for the 2008 annual meeting. Also enclosed is a letter from my brokerage firm certifying to ownership of shares. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2008 annual meeting of shareholders.

Please communicate with my authorized representative, Susan L. Hall, Esq. if you need any further information. If the Company will attempt to exclude any portion of the proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Ms. Hall may be reached at 10 Holden Street, North Adams, MA 01247, by telephone at (413) 662-4022 by e-mail at SusanH@peta.org.

Very truly yours,

Frank Randall

Frank Randall

Enclosures

Charles SCHWAB

610 Newport Center Drive Suite 150 Newport Beach CA 92660

November 9, 2007

Margaret M. Foran
Secretary, Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Re: Shareholder Proposal For Inclusion in the 2008 Proxy Statement

Dear Ms. Foran:

Charles Schwab & Company is the record holder of 1,500,000 shares of Pfizer, Inc. common stock held on behalf of our client Frank Randall. Mr. Randall acquired 1,475,000 shares prior to June 30, 2000 and 25,000 shares on November 5, 2003. All shares have been held continuously and without interruption since the dates they were acquired.

If you have any further questions, please do not hesitate to contact me.

Thank you.

Douglas Walden

Douglas Walden
Investment Specialist

REPORT ON ANIMAL WELFARE ACT VIOLATIONS

RESOLVED, that the Board report to shareholders annually on the measures it is taking to resolve, correct, and prevent further U. S. Department of Agriculture ("USDA") citations for violations of the Animal Welfare Act.

Supporting Statement:

The Animal Welfare Act ("the Act") is the only law that provides minimal protections for some animals used in research.[1] The USDA is charged with enforcing the Act through its Animal and Plant Health Inspection Service ("APHIS"). When APHIS conducts an inspection of a research facility, it issues an inspection report which details any violations which the inspector observed.

For example, in ten inspections that APHIS conducted of five Pfizer animal research laboratories from May 2004 through August 2006, multiple violations were noted in each.[2] Those violations ranged from unsanitary conditions and deficient recordkeeping to animals left untreated with visible injuries. A sampling of the violations APHIS inspectors observed includes:

- Four macaque monkeys, who were provided with no social or behavioral enrichment, had hair loss over approximately 50% of their bodies (a sign of stress).
- Approximately 18 animals were observed with "barbering" – a condition produced by stress or other health issues, in which cage mates chew off other animals' hair, exposing the skin.

---

[1] The Act excludes the vast majority of animals used in laboratories, namely birds, rats, and mice.

[2] The inspection reports were requested and obtained under the Freedom of Information Act. The 2006 reports were the most currently available at the time of filing this resolution.

- A cat was found dead on June 8th, trapped in a drain line; the last time the cat had received a positive ID check was on May 17th. The animal was only discovered when the drain system was cleaned.
- A dog was found favoring his right rear foot which had a swollen interdigital cyst oozing a bloody fluid.
- A principal researcher failed to provide adequate justification for the number of animals used in a particular study.

The most recent Annual Research Facility Report shows our Company is deeply entrenched in animal testing. Pfizer used 76,186 animals in experiments of whom 9,771 were subjected to pain or distress without relief.[3] Pfizer used 41,616 hamsters of whom 7,714 were subjected to unrelieved pain or distress.[4]

The foregoing facts contradict Pfizer's claim that "[e]very proposed use of animals in our research will be thoroughly evaluated and the health and well being of all laboratory animals under our care will be attended to meticulously." [5]

We urge your support for this resolution.

---

[3] These figures include dogs, cats, guinea pigs, hamsters, primates, pigs, horses, ferrets, and gerbils. They do not include mice, rats, or birds who have no legal protections as explained in footnote No. 1.

[4] Additional annual figures include: 3,195 dogs (117 received no pain relief); 2,086 cats (111 without pain relief); 1,516 primates (133 without pain relief); 117 horses (99 without pain relief).

[5] http://www.pfizer.com/responsibility/laboratory_animal_care.jsp

Charles SCHWAB

610 Newport Center Drive Suite 150 Newport Beach CA 92660

November 9, 2007

Margaret M. Foran
Secretary, Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Re: Shareholder Proposal For Inclusion in the 2008 Proxy Statement

Dear Ms. Foran:

Charles Schwab & Company is the record holder of 1,500,000 shares of Pfizer, Inc. common stock held on behalf of our client Frank Randall. Mr. Randall acquired 1,475,000 shares prior to June 30, 2000 and 25,000 shares on November 5, 2003. All shares have been held continuously and without interruption since the dates they were acquired.

If you have any further questions, please do not hesitate to contact me.

Thank you.

Douglas Walden

Douglas Walden
Investment Specialist

Legal Division
Pfizer Inc
235 East 42nd Street 235/7/35
New York, NY 10017
Tel 212 733 5356 Fax 212 573 1853
Email suzanne.y.rolon@pfizer.com

Suzanne Y. Rolon
Manager, Communications
Corporate Governance

VIA FedEx

November 20, 2007

Ms. Susan L. Hall
Regulatory Testing Division Counsel
People for the Ethical Treatment of Animals
10 Holden Street
North Adams, MA 01247

Re: Shareholder Proposal for 2008 Annual Meeting of Shareholders
Submitted by: Frank Randall

The Board issue a report to shareholders annually on the measures it is taking to resolve, correct, and prevent further U.S. Department of Agriculture ("USDA") citations for violations of the Animal Welfare Act.

Dear Ms. Hall,

This letter will acknowledge receipt of your letter and Mr. Frank Randall's letter dated November 9, 2007 and received on November 14, 2007 to Ms. Margaret Foran, Senior Vice President, Corporate Governance, Associate General Counsel and Corporate Secretary of Pfizer Inc., giving notice that Mr. Randall intends to sponsor the above proposal at our 2008 Annual Meeting of Shareholders.

Mr. Randall's letter noted that you will act on his behalf in shareholder matters, including his shareholder proposal, and requested that all future communications be directed to you.

Sincerely,

Suzanne Y. Rolon

cc: Margaret M. Foran

EXHIBIT B

Notice of Annual Meeting of Shareholders, Proxy Statement, 2006 Financial Report and Peer Group Performance Graph[1]

March 15, 2007

1The 2006 Financial Report is not included in this filing. It was previously filed as Exhibit 13 to our Annual Report on Form 10–K for the fiscal year ended December 31, 2006, and is contained in Appendix A to the Proxy Statement mailed to our shareholders beginning on March 15, 2007. The Peer Group Performance Graph is not included in this filing. It is contained in Appendix B to the Proxy Statement mailed to our shareholders beginning on March 15, 2007.

ITEM 5—Shareholder Proposal Requesting a Report on the Feasibility of Amending Pfizer's Corporate Policy on Laboratory Animal Care and Use

ANIMAL WELFARE POLICY

RESOLVED that the Board issue a report to shareholders on the feasibility of amending the Company's *Guidelines and Policy on Laboratory Animal Care* to ensure that: i) it extends to all contract laboratories and is reviewed with such outside laboratories on regular basis, and ii) it addresses animals' social and behavioral needs. Further, the shareholders request that the report include information on the extent to which in–house and contract laboratories are adhering to the *Policy*, including the implementation of enrichment measures.

SUPPORTING STATEMENT

Our Company conducts tests on animals as part of its product research and development, as well as retaining independent laboratories to conduct such tests. Abuses in independent laboratories are not uncommon and have recently been exposed by the media. Pfizer has posted on its Web site its Guidelines and Policy on Laboratory Animal Care. The Company, as an industry leader, is commended for its stated commitment to approaching "all research involving animals with the highest level of humane concern. . ."[1]

However, the disclosure of atrocities recorded at Covance, Inc., an independent laboratory headquartered in Princeton, New Jersey, [2] has made the need for a formalized, publicly available animal welfare policy that extends to all outside contractors all the more relevant, indeed urgent. [3] Filmed footage showed primates being subjected to such gross physical abuses and psychological torments that Covance sued to enjoin People for the Ethical Treatment of Animals in Europe from publicizing it. The Honorable Judge Peter Langan in the United Kingdom refused to stop PETA from publicizing the film and instead ruled in PETA's favor. The Judge stated in his opinion that the "rough manner in which the animals are handled and the bleakness of the surroundings in which they are kept…even to a viewer with no particular interest in animal welfare, at least cry out for an explanation."[4]

Shareholders cannot monitor what goes on behind the closed doors of animal testing laboratories, so the Company must. Accordingly, we urge the Board to commit to promoting basic animal welfare measurers as an integral part of our Company's corporate stewardship.

We urge shareholders to support this Resolution.

---

1 http (www.pfizercom/Pfizer/subsites/corporate_ citizenship/laboratory_usejsp
2 PETA's undercover investigator videotaped the systematic abuse of animals at Covance's laboratory in Vienna, VA over a six month investigation.
3 In October 2005, Covance's Director of Early Development stated that "We've worked with just about every major company around the world" (http://www.azcentral.com/arizonrepublic/ eastvalleyopinions/articles/1021cr–edit21.html)
4 The case captioned Covance Laboratories Limited v. PETA Europe Limited was filed in the High Court of Justice, Chancery Division, Leed's District Registry, Claim No 5C–00295. In addition to ruling in PETA's favor; the Court ordered Covance to pay PETA £50,000 in costs and fees.

YOUR COMPANY'S RESPONSE

Pfizer's Animal Care and Use policy reflects our absolute commitment that animals used in research are treated humanely. This means that any research involving animals is conducted only after appropriate ethical consideration and review. This review ensures that we provide a high level of care to experimental animals, and that there is no scientifically appropriate and validated alternative to the use of animals that is acceptable to regulators, where relevant.

Our Company has long recognized that ensuring the health and well–being of our research animals is not only an ethical imperative but also fundamental to good scientific outcomes in the discovery and development of important new medicines.

— We conduct each of our studies with the highest level of humane concern for the animals.

— All our sites have one or more veterinarians whose primary responsibility is the care and welfare of the research animals and our animal care staff is trained to very high standards.

— Our comprehensive programs of animal care and use at each site, which meet or exceed regulatory standards, also include provisions for environmental enrichment for our animals.

The 3Rs of Animal Research

Pfizer is committed to the principles embodied by the 3Rs of animal research: seeking alternatives that Reduce, Replace or Refine our work with animals wherever such alternatives are available and appropriate.

In addition to the 3R's, and to further assure we maintain high standards for our animals, we have adopted the following guidelines:

- Each proposed use of animals is reviewed and approved by a panel of objective experts prior to performing any experiments to ensure that the use of the animals is consistent with sound scientific practices and ethical considerations.
- Our standards of animal care and welfare meet or exceed those required by applicable local, national, or international laws and regulations.
- We regularly monitor our animals for signs of ill health or distress and take prompt action wherever appropriate. We make veterinary care available toour animals at all times.
- Our veterinarians and scientists evaluate every proposed animal procedure with an emphasis on eliminating or minimizing any potential for pain or distress which may be experienced by the animals.
- We train all Pfizer colleagues involved in the care, welfare and use of animals to ensure a) that they are competent in the care of the animals and in the procedures required to complete the proposed work; b) that they are awareof the ethical issues involved in the useof animals; and c) that they demonstraterespect and humane treatment towardsthe animals in their care.

- We expect our contract research organizations, collaborators and vendors to maintain similar high standards. Parties conducting animal basedresearch for Pfizer at their facilities arerequired to adhere to this policy and tocomply with all applicable laws andregulations. We perform welfare auditsof third party facilities in accordancewith our quality assurance policies.

Pfizer believes that we have already implemented the standards of care requested by the proposal. Furthermore, contract research organizations engaged by Pfizer are required to demonstrate their compliance with applicable regulations and standards, which include provisions for animal well-being. Regular monitoring of these facilities by Pfizer is already standard practice, and they are held accountable not only to Pfizer and their other customers, but also to many regulatory agencies and accrediting authorities including the United States Department of Agriculture (USDA), the Food and Drug Administration (FDA), the Public Health Service (PHS), the Association for Assessment and Accreditation of Laboratory Animal Care International (AAALAC), and others. Should the rare circumstance arise that a contract testing facility is found to be out of compliance, Pfizer will take immediate and appropriate action. As a rule, we would not publicly announce, comment on, or discuss these actions. Producing an annual report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of the psychological enrichment measures would not serve any useful purpose and create an unnecessary expense.

Your Board of Directors unanimously recommends a vote AGAINST this proposal.

EXHIBIT C

Pfizer Inc.

Notice of Annual Meeting of Shareholders, Proxy Statement and 2005 Financial Report[1]

March 16, 2006

Pfizer

[1] The 2005 Financial Report is not included in this filing. It was filed as Exhibit 13 to our Annual Report on Form 10-K on March 1, 2006 for the fiscal year ended December 31, 2005, and will be contained in Appendix A to the Proxy Statement mailed to our shareholders beginning on March 16, 2006.

ITEM 5—Shareholder Proposal Requesting a Report on the Feasibility of Amending Pfizer's Corporate Policy on Laboratory Animal Care and Use

ANIMAL WELFARE POLICY

RESOLVED that the Board issue a report to shareholders on the feasibility of amending the Company's *Guidelines and Policy on Laboratory Animal Care* to ensure that: i) it extends to all contract laboratories and is reviewed with such outside laboratories on regular basis, and ii) it addresses animals' social and behavioral needs. Further, the shareholders request that the report include information on the extent to which in–house and contract laboratories are adhering to the *Policy*, including the implementation of enrichment measures.

SUPPORTING STATEMENT

Our Company conducts tests on animals as part of its product research and development, as well as retaining independent laboratories to conduct such tests. Abuses in independent laboratories are not uncommon and have recently been exposed by the media. Pfizer has posted on its Web site its Guidelines and Policy on Laboratory Animal Care. The Company, as an industry leader, is commended for its stated commitment to approaching "all research involving animals with the highest level of humane concern. . ."[1]

However, the disclosure of atrocities recorded at Covance, Inc., an independent laboratory headquartered in Princeton, New Jersey, [2] has made the need for a formalized, publicly available animal welfare policy that extends to all outside contractors all the more relevant, indeed urgent. [3] Filmed footage showed primates being subjected to such gross physical abuses and psychological torments that Covance sued to enjoin People for the Ethical Treatment of Animals in Europe from publicizing it. The Honorable Judge Peter Langan in the United Kingdom refused to stop PETA from publicizing the film and instead ruled in PETA's favor. The Judge stated in his opinion that the "rough manner in which the animals are handled and the bleakness of the surroundings in which they are kept...even to a viewer with no particular interest in animal welfare, at least cry out for an explanation."[4]

Shareholders cannot monitor what goes on behind the closed doors of animal testing laboratories, so the Company must. Accordingly, we urge the Board to commit to promoting basic animal welfare measurers as an integral part of our Company's corporate stewardship.

We urge shareholders to support this Resolution.

---

1 http (www.pfizercom/Pfizer/subsites/corporate_ citizenship/laboratory_usejsp
2 PETA's undercover investigator videotaped the systematic abuse of animals at Covance's laboratory in Vienna, VA over a six month investigation.
3 In October 2005, Covance's Director of Early Development stated that "We've worked with just about every major company around the world" (http://www.azcentral.com/arizonrepublic/ eastvalleyopinions/articles/1021cr–edit21.html)
4 The case captioned Covance Laboratories Limited v. PETA Europe Limited was filed in the High Court of Justice, Chancery Division, Leed's District Registry, Claim No 5C–00295. In addition to ruling in PETA's favor; the Court ordered Covance to pay PETA £50,000 in costs and fees.

YOUR COMPANY'S RESPONSE

Pfizer's Animal Care and Use policy reflects our absolute commitment that animals used in research are treated humanely. This means that any research involving animals is conducted only after appropriate ethical consideration and review. This review ensures that we provide a high level of care to experimental animals, and that there is no scientifically appropriate and validated alternative to the use of animals that is acceptable to regulators, where relevant.

Our Company has long recognized that ensuring the health and well–being of our research animals is not only an ethical imperative but also fundamental to good scientific outcomes in the discovery and development of important new medicines.

— We conduct each of our studies with the highest level of humane concern for the animals.

— All our sites have one or more veterinarians whose primary responsibility is the care and welfare of the research animals and our animal care staff is trained to very high standards.

— Our comprehensive programs of animal care and use at each site, which meet or exceed regulatory standards, also include provisions for environmental enrichment for our animals.

The 3Rs of Animal Research

Pfizer is committed to the principles embodied by the 3Rs of animal research: seeking alternatives that Reduce, Replace or Refine our work with animals wherever such alternatives are available and appropriate.

In addition to the 3R's, and to further assure we maintain high standards for our animals, we have adopted the following guidelines:

- Each proposed use of animals is reviewed and approved by a panel of objective experts prior to performing any experiments to ensure that the use of the animals is consistent with sound scientific practices and ethical considerations.
- Our standards of animal care and welfare meet or exceed those required by applicable local, national, or international laws and regulations.
- We regularly monitor our animals for signs of ill health or distress and take prompt action wherever appropriate. We make veterinary care available toour animals at all times.
- Our veterinarians and scientists evaluate every proposed animal procedure with an emphasis on eliminating or minimizing any potential for pain or distress which may be experienced by the animals.
- We train all Pfizer colleagues involved in the care, welfare and use of animals to ensure a) that they are competent in the care of the animals and in the procedures required to complete the proposed work; b) that they are awareof the ethical issues involved in the useof animals; and c) that they demonstraterespect and humane treatment towardsthe animals in their care.

- We expect our contract research organizations, collaborators and vendors to maintain similar high standards. Parties conducting animal basedresearch for Pfizer at their facilities arerequired to adhere to this policy and tocomply with all applicable laws andregulations. We perform welfare auditsof third party facilities in accordancewith our quality assurance policies.

Pfizer believes that we have already implemented the standards of care requested by the proposal. Furthermore, contract research organizations engaged by Pfizer are required to demonstrate their compliance with applicable regulations and standards, which include provisions for animal well–being. Regular monitoring of these facilities by Pfizer is already standard practice, and they are held accountable not only to Pfizer and their other customers, but also to many regulatory agencies and accrediting authorities including the United States Department of Agriculture (USDA), the Food and Drug Administration (FDA), the Public Health Service (PHS), the Association for Assessment and Accreditation of Laboratory Animal Care International (AAALAC), and others. Should the rare circumstance arise that a contract testing facility is found to be out of compliance, Pfizer will take immediate and appropriate action. As a rule, we would not publicly announce, comment on, or discuss these actions. Producing an annual report to shareholders on the extent to which in–house and contract laboratories are adhering to this policy, including the implementation of the psychological enrichment measures would not serve any useful purpose and create an unnecessary expense.

Your Board of Directors unanimously recommends a vote AGAINST this proposal.

EXHIBIT D

Pfizer Inc.

Notice of Annual Meeting

of Shareholders and

Proxy Statement

March 12, 2004

ITEM 10—Shareholder Proposal on *In Vitro* Testing

This proposal relates to Pfizer's (or "the Company") policies with respect to corporate stewardship, human health, good science, and animal welfare. Given the availability of five validated non–animal *(in vitro)* tests for assessing dermal and pyrogenic effects, Pfizer should commit to using these *in vitro* methods in place of animal testing.

WHEREAS, the Company should demonstrate its commitment to the highest ethical standards in its business practices including i) protecting the public health, and ii) promoting good science and eliminating unnecessary and painful animal experiments by using available, validated *in vitro* assays for testing Pfizer's products;

NOW, THEREFORE, BE IT RESOLVED that the shareholders of Pfizer request that the Board:

1. Issue a policy statement publicly committing to use *in vitro* tests for assessing skin corrosion, skin absorption, skin irritation, phototoxicity and pyrogenicity endpoints, and generally committing to the elimination of product testing on animals in favor of validated *in vitro* alternatives; and
2. Formally request that the relevant regulatory agencies accept validated *in vitro* tests as replacements to animal tests.

Supporting Statement: Pfizer has a responsibility to use non–animal test methods, not only because they are generally more reliable, faster, and more economical, but also to eliminate abuses such as the one occurring at Pfizer's Kalamazoo facility in August 2003, when a dog left in a transport cage was scalded to death in an automatic cage washing system.

Testing for skin corrosion, irritation, and absorption, phototoxicity, and pyrogenicity on animals is no longer necessary. These endpoints can be tested using non–animal methods.

Testing for skin corrosion can be accomplished using skin equivalent tests such as EpiDerm™ and EpiSkin™. In the animal test, rabbits are locked into full body restraints and the chemical is applied to shaved skin for several hours. Canada, the European Union, and most countries in the Organization for Economic Cooperation and Development (OECD) have accepted the *in vitro* tests as total replacements for animal tests.

The rate of chemical absorption through the skin can be determined using isolated human skin tissue instead of applying substances to the skin of living animals. This *in vitro* approach has been accepted as an OECD Test Guideline, and in several European countries is the default approach for skin absorption testing.

Once a chemical has been determined to be non–corrosive, its potential to cause mild irritation can be tested using a clinical skin patch test. Regulators in Canada accept the use of clinical skin–patch test volunteers as a valid replacement for animal based skin irritation testing.

Phototoxicity, an inflammatory reaction caused by the interaction of a chemical with sunlight, can be evaluated using the 3T3 Neutral Red Uptake ("NRU") test. The animal based test involves applying different concentrations of a chemical on the shaved skin of guinea pigs, and exposing half of the animals to ultraviolet radiation for at least two hours. The NRU test has been accepted throughout Europe and by the OECD as the official test guideline for phototoxicity.

Pyrogenicity refers to the inflammatory reaction and fever that can occur when certain intravenous drugs and pharmaceutical products interact with the immune system. The animal test consists of locking rabbits in full–body restraints, injecting test substances into their blood stream, and monitoring temperature. The *in vitro* pyrogen test validated in Europe as a total replacement for the rabbit test, involves using blood donated by healthy human donors. The *in vitro* test is more accurate, and the results more quickly attainable.

YOUR COMPANY'S RESPONSE

We are pleased to inform the proponent and all our shareholders that we already use every *in vitro* (non-animal) test mentioned in the proposal, and more. Pfizer is fully committed to the use of alternative testing methods wherever such tests are scientifically valid and do not compromise patient safety or the effectiveness of our medicines. In addition, we are already working with regulators in an effort to increase the use of alternative models where such alternatives can be used appropriately. We are, however, in agreement with regulators that the overall testing process must involve some level of *in vivo* (animal) testing in order to meet our overriding responsibility to provide patients with medicines that are both safe and effective.

We are committed to the principles embodied by the 3Rs of animal research: seeking alternatives that Reduce, Replace or Refine our work with animals when such alternatives are available and appropriate. At Pfizer, we've added fourth and fifth "Rs" as fundamental and important principles: Respect for animals and Recognition of the important contributions that animal-based research makes to our goal of improving human and animal health worldwide. We approach all research involving animals with the highest level of humane concern. In fact, the care of all the animals that assist in our research meets or exceeds relevant local, national and international regulations. The tragic death of the dog mentioned in proponent's statement was the result of an unfortunate but isolated accident. Procedural changes have already been implemented to ensure that such an accident will not happen again.

Pfizer has always supported the use of *in vitro* alternatives, including those listed in proponent's resolution, wherever such tests are scientifically valid and legally permitted. We have invested significant resources into streamlining the drug discovery process while reducing and refining the use of animal studies. A tiered approach is used to eliminate the more toxic, less effective compounds at the earliest possible stages of the discovery process, minimizing the number of *in vivo* experiments conducted, and refining those experiments considered necessary to ensure public safety and confidence.

Certain *in vitro* tests can be, and are, used as screening tools in the early stages of the discovery process, markedly reducing the number of compounds that ultimately reach the stage of animal testing. In addition, other alternative methodologies have been implemented to minimize animal use in worker safety testing and quality control. These tools, however, typically represent only a small component of the testing currently required by U.S. regulatory agencies, and must be supported with more conventional *in vivo* data. The proposal as stated is, therefore unfeasible in view of our research and development goals of insuring the safety and effectiveness of our medicines.

Your Board of Directors unanimously recommends a vote AGAINST this proposal.

EXHIBIT E

Notice of Annual Meeting of Shareholders, Proxy Statement, 2006 Financial Report and Peer Group Performance Graph[1]

March 15, 2007

1 The 2006 Financial Report is not included in this filing. It was previously filed as Exhibit 13 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and is contained in Appendix A to the Proxy Statement mailed to our shareholders beginning on March 15, 2007. The Peer Group Performance Graph is not included in this filing. It is contained in Appendix B to the Proxy Statement mailed to our shareholders beginning on March 15, 2007.

ITEM 4—Shareholder Proposal Requesting a Report on the Rationale for Exporting Animal Experimentation

REPORT ON EXPORTING ANIMAL RESEARCH AND TESTING

RESOLVED, that the Board report to shareholders on the rationale for increasingly exporting the Company's animal experimentation to countries which have either non–existent or substandard animal welfare regulations and little or no enforcement. Further, the shareholders request that the report include information on the extent to which Pfizer requires–at a minimum–adherence to U.S. animal welfare standards at its facilities in foreign countries.

SUPPORTING STATEMENT:

Pfizer has publicly committed to the "Refinement of the use of research animals to use less painful or the least invasive procedures whenever possible... [the] Reduction of the numbers of animals used in each study to the absolute minimum necessary ...[and the] Replacement of animal experiments with non–animal experiments."[1] Furthermore, the Company declares that "Every proposed use of animals in our research will be thoroughly evaluated and the health and well being of all laboratory animals under our care will be attended to meticulously." However, some of the countries to which the Company is relocating its animal research and testing are known for having no or poor animal welfare standards and negligible oversight.

In October 2005, Pfizer announced the opening of a new Research & Development Center in Shanghai, China, with Pfizer's Chief Medical Officer stating that "Pfizer's planned investment into this R&D center will near US$25 million over the next 5 years." [2] The November 13, 2006, issue of *Forbes* magazine reported on Pfizer's research in China noting that the rationale for shifting animal testing to China is that "scientists are cheap, lab animals plentiful and pesky protesters are held at bay" and quoting a pharmaceutical industry executive who "admits that Chinese testing companies lack quality control and high standards on treatment."3

Our company now conducts a significant proportion of its research in foreign laboratories, with company sources stating that "research and development in China is an indispensable part of the company's global R&D program."[4] and that "[t]he Pfizer investment in this centre demonstrates .... our commitment to broaden the scope of our operations here in China.[5] Purposely re–locating research to countries with lower animal costs, easy animal availability, and lower welfare standards is in direct conflict with Pfizer's stated commitment to reducing, refining and replacing animal use.

Shareholders deserve to know whether animal testing is being moved to foreign countries in order to evade American animal welfare laws and reduce oversight and other protections for animals, and whether research conducted at Pfizer facilities in other countries is held to at least the same standards as animal testing conducted at its U.S. facilities.

---

1 http://www.pfizer.com/pfizer.subsites/corporate_citizenship/laboratory_use.jsp
2 http://www.pfizer.com/cn/htmls/news/english/ 20062242I3820.htm
3 *"Comparative Advantage"*; Forbes, p. 76 Vol. 178 No. (Nov 13, 2006)
4 *"Pfizer Inaugurates R&D Center in Shanghai"*, People's Daily (Nov 1, 2005)
5 *"Pfizer Strategic Presence in China"*, China Daily, p. 3 (Nov. 1, 2005)

YOUR COMPANY'S RESPONSE

Pfizer accepts its responsibility for conducting animal research in a humane and ethical manner and expects all Pfizer colleagues to treat animals with respect. We approach all research involving animals with a high level of humane and ethical concern for those animals. All experiments are carefully planned and conducted in such a way as to minimize or avoid pain, distress, or discomfort to the animals. Every proposed use of animals in our research is thoroughly evaluated before being undertaken and the health and well–being of all animals under our care is a primary concern.

Similarly, we expect our contract research organizations, collaborators and vendors to maintain similar high standards. Parties conducting animal based research for Pfizer at their facilities are required to adhere to Pfizer's policy on *Experimental Animal Care and Use* in all respects, as well as to comply with all applicable laws and regulations. We perform welfare audits of third party facilities in accordance with our quality assurance policies. The concerns of the proponent have been substantially addressed. The Board does not believe that adopting this proposal would be in the shareholders' best interest.

Your Board of Directors unanimously recommends a vote AGAINST this proposal.

EXHIBIT F

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-Q

_X_ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended April 1, 2007

OR

TRANSITION REPORT PURSUANT TO SECTION 13
OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from________to_______

COMMISSION FILE NUMBER 1-3619

PFIZER INC.

(Exact name of registrant as specified in its charter)

DELAWARE (State of Incorporation)	13-5315170 (I.R.S. Employer Identification No.)

235 East 42nd Street, New York, New York 10017
(Address of principal executive offices) (zip code)
(212) 573-2323
(Registrant's telephone number)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

YES _X_ NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer _X_ Accelerated filer Non-accelerated filer

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES NO _X_

At May 1, 2007, 7,018,262,990 shares of the issuer's voting common stock were outstanding.

Item 3. Defaults Upon Senior Securities.
None

Item 4. Submission of Matters to a Vote of Security Holders
The shareholders of the Company voted on six items at the Annual Meeting of Shareholders held on April 26, 2007:
1. the election of twelve directors to terms ending in 2008
2. a proposal to ratify the appointment of KPMG LLP as independent registered public accounting firm for 2007
3. a shareholder proposal relating to cumulative voting
4. a shareholder proposal requesting a report on the rationale for exporting animal experimentation
5. a shareholder proposal requesting a report on the feasibility of amending Pfizer's corporate policy on laboratory animal care and use
6. a shareholder proposal relating to qualifications for director nominees

The nominees for director were elected based upon the following votes:

Nominee	Votes For	Votes Withheld
Dennis A. Ausiello	5,955,261,241	215,990,404
Michael S. Brown	5,903,469,080	267,782,565
M. Anthony Burns	5,903,631,813	267,619,832
Robert N. Burt	5,947,161,162	224,090,483
W. Don Cornwell	5,910,573,031	260,678,614
William H. Gray III	5,905,017,765	266,233,880
Constance J. Horner	5,907,249,325	264,002,320
William R. Howell	5,922,650,478	248,601,167
Jeffrey B. Kindler	5,906,137,433	265,114,212
George A. Lorch	5,936,008,036	235,243,609
Dana G. Mead	5,936,958,394	234,293,251
William C. Steere, Jr.	5,898,192,234	273,059,411

The proposal to ratify the appointment of KPMG LLP as independent registered public accounting firm for 2007 received the following votes:
- 5,983,472,482 Votes for approval
- 135,018,663 Votes against
- 52,760,500 Abstentions

There were no broker non-votes for this item.

The shareholder proposal relating to cumulative voting received the following votes:
- 2,088,932,256 Votes for approval
- 2,854,203,875 Votes against
- 71,838,297 Abstentions
- 1,156,277,217 Broker non-votes

The shareholder proposal requesting a report on the rationale for exporting animal experimentation received the following votes:
- 357,791,090 Votes for approval
- 3,849,371,227 Votes against
- 807,808,490 Abstentions
- 1,156,280,838 Broker non-votes

The shareholder proposal requesting a report on the feasibility of amending Pfizer's corporate policy on laboratory animal care and use received the following votes:
- 307,549,848 Votes for approval
- 3,910,545,608 Votes against
- 796,852,936 Abstentions
- 1,156,303,253 Broker non-votes

The shareholder proposal relating to qualifications for director nominees received the following votes:
- 208,034,944 Votes for approval
- 4,730,124,132 Votes against
- 76,812,062 Abstentions
- 1,156,280,507 Broker non-votes

Item 5. Other Information.
None

Item 6. Exhibits.

1) Exhibit 12	–	Computation of Ratio of Earnings to Fixed Charges
2) Exhibit 15	–	Accountants' Acknowledgment
3) Exhibit 31.1	–	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes–Oxley Act of 2002
4) Exhibit 31.2	–	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes–Oxley Act of 2002
5) Exhibit 32.1	–	Certification by the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes–Oxley Act of 2002
6) Exhibit 32.2	–	Certification by the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes–Oxley Act of 2002

January 10, 2008

BY REGULAR & ELECTRONIC MAIL: cfletters@sec.gov

PETA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org
AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549

Re: **PFIZER:** Shareholder Proposal of Frank Randall relating to **Violations of the Animal Welfare Act**; and Shareholder Proposal of Julia Randall relating to **Outsourcing Animal Testing to Foreign Countries**

Ladies and Gentlemen:

This letter is filed in response to two no action letters dated December 21, 2007, submitted to the SEC by Pfizer, Inc. ("Pfizer" or "the Company"). The Company seeks to exclude a shareholder proposal submitted by Frank Randall relating to Pfizer's violations of the Animal Welfare Act (also referred to as the "AWA Violations" proposal). Mr. Randall is a member of People for the Ethical Treatment of Animals ("PETA"), holds 1,500,000 shares of Pfizer stock, and has designated the undersigned as his authorized representative.

The second no action letter relates to a shareholder resolution submitted by Julia Randall (unrelated to Frank Randall) who is also a member of PETA. Ms. Randall's resolution concerns Pfizer's outsourcing animal testing to countries such as China, which have no animal welfare laws or protections (hereinafter referred to as the "Outsourcing" resolution).

The Company argues that the AWA Violations proposal intrudes on Pfizer's ordinary business operations and can be omitted pursuant to Rule 14a-8(i)(7).

Pfizer asserts that *both* the AWA Violations proposal and the Outsourcing resolution are substantially the same as resolutions filed in 2004, 2006 and 2007, and should be omitted pursuant to Rule 14a-8(i)(12). The arguments made in both of the no action letters in support of Pfizer's position that all resolutions filed at Pfizer since 2004 are substantially similar, are nearly identical. Accordingly, we are submitting one opposition to both no action letters in the interests of brevity and conciseness. The AWA Violations proposal will be addressed first with respect to the ordinary business operations exception.

I. The Animal Welfare Action Violations Proposal Implicates Significant Social and Public Policy Issues That Override the Ordinary Business Operations Exception of Rule 14a-8(i)(7).

The subject resolution is worded as follows:

> RESOLVED, that the Board issue a report to shareholders annually on the measures it is taking to resolve, correct, and prevent further U.S. Department of Agriculture ("USDA") citations for violations of the Animal Welfare Act.

PETA's position is that this resolution cannot and does not involve the Company's ordinary business affairs. Pfizer argues that the proposal involves the conduct of its "ordinary business operations" and amounts to an effort to "micro-manage" the Company. (No action letter p. 3.)

PETA has the following responses to Pfizer's arguments. First, the proposal does not relate to tasks that are fundamental to management's ability to run the company on a day-to-day basis. Rather, the proposal is rooted in compelling principles of animal care, treatment, and welfare – social and public policy issues of considerable concern to the average shareholder.

The Company cites to Exchange Act Release No. 34-40018 (May 21, 1998), which articulates that proposals "focusing on sufficiently significant social policy issues ... generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."

In Staff Legal Bulletin No.14C released June 28, 2005, the Division further elucidated the scope of the ordinary business rule. The Staff Bulletin explained that the pivotal question is whether the proposal is focused on the internal fiscal operations of the company, or on "broader policy issues." Pfizer admits that "certain operations-related proposals may focus on sufficiently significant social policy issues so as to preclude exclusion in certain circumstance." (No action letter p. 5.) Nevertheless, Pfizer concludes that "although the Proposal touches on social policy issues, its main concern relates to ordinary business matters ..." (No action letter p. 6.)

To this argument we respond that the proposal is blatantly and expressly concerned with the social policy issue of animal protection as mandated by the Animal Welfare Act – that is what the "Resolved" clause is focused on, and even more so the supporting statement. Most of the resolution involves listing some of the more egregious violations of the Animal Welfare Act for which Pfizer has been sanctioned by the USDA (i.e., sick, dead, injured, stressed and neglected animals). Also included in the proposal are statistics culled from Pfizer's own most current filings with the USDA that indicate that over 76,000 animals were used in tests in one year and that many thousands of those animals were subjected to experimentation without benefit of analgesics or pain relievers. And lastly, if the plain language of the resolution is not enough, the Staff must be aware that PETA is an organization dedicated to promoting the *ethical treatment* of animals, not to encroaching upon the day-to-day operations of Pfizer.

Although the Staff's Legal Bulletins and Releases are controlling, it is worth mentioning that the two non-concurrences cited by Pfizer, namely *Conesco, Inc.* (avail. Apr. 5, 2001) and *Yahoo! Inc.* (avail Apr. 16, 2007) are the only analogous precedents and fully support inclusion of the resolution in the 2008 proxy materials. (No action letter p. 5.)

In sum, Pfizer's position can be reduced to the following proposition:

> Violating the Animal Welfare Act and being cited for those violations by the U.S. Department of Agriculture is an inherent aspect of the Company's ordinary business operations about which shareholders have no business inquiring.

If the Company is correct that violating laws designed to protect animals used in experiments is just part of its ordinary business, then that disturbing proposition alone implicates serious social and public policy issues.

II. All Previous Resolutions Filed at Pfizer by PETA or Its Members During the Past Five Years Are Materially Different from the Animal Welfare Act Violations Proposal and the Outsourcing Resolution.

In seven single-spaced, excruciatingly obtuse pages of discourse, Pfizer seeks to make the case that three previously filed shareholder proposals are substantially the same as the Animal Welfare Act Violations proposal and the Outsourcing resolution. These two resolutions are not remotely, much less substantially, similar to any previously filed resolutions included in the Company's 2004, 2006, or 2007 proxy statements. We will attempt to address this Rule 14a-8(i)(12) issue in fewer, but more understandable, words then those presented in Pfizer's no action letter.

The following shareholder resolutions have been filed at Pfizer, starting with the most current:

1. Resolutions in 2007 and 2006 requested that Pfizer amend its *Guidelines and Policy on Laboratory Animal Care* to extend to outside laboratories and include psychological, environmental, and behavioral enrichment measures. The proposals received 6.4% of the vote in 2006 and 7.3% in 2007. These two proposals were substantially the same. This resolution has not be refiled despite the fact that it received greater than 6% of the vote on its second submission.

2. The Outsourcing resolution was first submitted in 2007 and appeared in the Company's proxy material. The Outsourcing resolution attained 8.5% of the vote in 2007. Since this resolution received more than 3% of the vote, it has been refiled this year for inclusion in the 2008 proxy materials.

3. A resolution was filed in 2006 relating to Pfizer's donating millions of dollars for the exclusive purpose of training scientists to develop skills for and concentrate on performing animal experimentation. This resolution received 5.3% of the vote. It was refiled in 2007 but the SEC concurred with the Company's position that it related to ordinary business operations and was omitted. This resolution was informally referred to

as the "Charitable Contribution" resolution. Pfizer does not mention this resolution in its no action letter.

4. A resolution was filed in 2004, encouraging the Company to adopt five internationally accepted non-animal tests to replace their animal counterparts for assessing various human health effects and to petition the regulators to accept validated non-animal assays. This resolution received 2.2% of the vote and was never refiled. This resolution was informally referred to as the "Give the Animals Five" or the "GTA5" resolution.

It is evident from the votes that all of the resolutions described above (except for the GTA5 proposal) were of significant concern to shareholders, since each received far better than 3% of the vote on the first filing and far better than 6% of the vote on the second filing. The voting trends also make it clear that shareholders understood the differences in these resolutions, especially when the 2.2% vote for the GTA5 resolution is contrasted with the much higher votes on the later resolutions. And yet, so the Company contends, it is the GTA5 resolution to which all subsequent resolutions are "substantially similar." That fact makes it clear that Pfizer is simply trying to deprive shareholders of their right to vote on these important social and public policy matters.

The fact that each of these resolutions touches on animals, does not make them substantially similar any more than resolutions relating to humans would. No one would seriously dispute that a resolution relating to human rights violations is the same as one relating to child labor simply because both address the human condition or human beings generally.

Specifically on point, the Staff has previously stated that two proposals dealing with the use of animals in product testing do not necessarily implicate substantially the same subject matter. In *Bristol-Myers Squibb Company* (March 7, 1991), the Staff stated that Bristol-Myers Squibb could not omit a shareholder proposal dealing with animal testing under the "substantially similar" rule. The proposal under review in *Bristol-Myers Squibb* requested that the company cease all animal tests not required by law and stop selling certain products that required animal testing. The Staff held that the proposal was not substantially similar to a prior proposal which had requested a report detailing the scope of the company's use of animal tests in product testing. The Staff stated:

> In arriving at this position the staff takes particular note of the fact that, while the four proposals concern the **same broad issue** (i.e., use of live animals in product development and testing), the present proposal recommends that the Company take a very active and defined course of action as to the broad issue (i.e., cease all animal tests not required by law and drop certain products). The previous proposals asked only that the Company take a passive course of action (i.e., supply information). Accordingly, the staff does not believe the Company may rely on Rule 14a-8(i)(12) as a basis for omitting the proposal from its proxy materials. (Emphasis supplied.)

The resolutions challenged in the *Bristol-Myers* were vastly more similar than those under review here, and yet the Staff quite correctly issued a non-concurrence.

Perhaps most telling is the fact that Pfizer has *never challenged* any of the resolutions detailed above based on their being substantially similar. If Pfizer believed that any or all of these resolutions were the same as the AWA Violations proposal and the Outsourcing resolution, it would have challenged every resolution filed after 2005 arguing that each was precluded because the originalGTA5 resolution only received 2.2% of the vote. Pfizer knew that these resolutions *were not substantially similar* and that is why it did not seek to exclude them based on Rule 14a-8(i)(12).[1]

III. Prior Non-Concurrences on Animal Related Issues

During the last 20 years, the Staff has ruled on a number of proposals submitted by PETA and its members that implicate the use of live animals in product testing. For example, in *Procter & Gamble* (July 27, 1988) the Staff denied the company's no-action application finding that a proposal which requested that the company cease all animal tests not required by law and phase out product lines that required animal tests, was not substantially similar to a prior proposal asking the company to report on the cost of live-animal testing. In its denial, the Staff stated "The proposal relates to the preparation of a report to shareholders regarding the scope and cost of live-animal testing in Company research."

Just as *Procter & Gamble* argued that the "underlying subject of both proposals is manifestly that of the Company's practice of conducting safety testing of products on animals," Pfizer argues that the proposals are substantially similar because "they all deal with substantially the same subject matter ..." (No-Action Letter, p. 10.) The *Procter & Gamble* opinion reflects the Commission's long-standing intent to focus on the substantive concerns raised by a proposal in order to determine whether the proposal should be excluded for being "substantially similar" pursuant to the policy objective embodied in Rule 14a-8(i)(12).

As was the case in *Procter & Gamble*, the resolutions filed at Pfizer were intended to address entirely distinct substantive concerns. To that end, they request that the Company take vastly different courses of action, namely:

- The GTA5 proposal attempted to eliminate five specific animal tests in favor of their internationally validated non-animal alternatives;

- The resolutions filed in 2006 and 2007 asked the Board to amend the Company's *Guidelines and Policy on Laboratory Animal Care* to provide psychological and environmental enrichment for the animals;

---

[1] To the extent that Pfizer relies upon *Abbott Laboratories* (March 22, 2006), PETA respectfully urges that the Staff's concurrence was ill-advised and contrary to the controlling authority of *Bristol-Myers Squibb Company* (March 7, 1991). Moreover, the Staff's non-concurrence in *Bristol Myers Squibb* actually addressed the resolutions, analyzed them, and provided a rationale for the non-concurrence. In contrast, the *Abbott Laboratories* concurrence merely concludes that there is "some basis" for the view that the two resolutions under review were similar. There is no legal analysis, discussion of the facts, or anything except that conclusory statement.

- The Charitable Contribution resolution asked the Board to justify donating millions of dollars to educate and train a new crop of vivisectors when the Company had made a public commitment to reduce and replace animal testing wherever possible;

- The Outsourcing resolution seeks to curtail the Company's shipping animal testing to countries like China which lack animal protection laws; and

- The Animal Welfare Act violations proposal seeks to hold Pfizer accountable for the Company's blatant and unacceptable disregard for the law.

For the foregoing reasons, the proponents of the Outsourcing resolution and the Animal Welfare Act Violations proposal respectfully urge the Staff not to concur that Pfizer may exclude these shareholder proposals pursuant to Rule 14a-8(i)(7) and (12).

Very truly yours,

Susan L. Hall

Susan L. Hall
Counsel

cc: Margaret M. Foran (via fax 212-573-1853)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 25, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pfizer Inc.
Incoming letter dated December 21, 2007

The proposal provides that the board report on the measures it is taking to resolve, correct, and prevent further citations for violations of the Animal Welfare Act.

There appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(i)(12)(iii). Accordingly, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(iii). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Pfizer relies.

Sincerely,

Eduardo Aleman

Eduardo Aleman
Attorney-Adviser

END